

Shawn Ramer · 3rd

Senior Executive in the Health and Wellness Industry

Greater New York City Area · 500+ connections · **Contact info**

Neurohacker Collective

Harvard Medical School

Experience



Sr. Vice President, Product Development
Neurohacker Collective
2017 – Present · 3 yrs
Encinitas, CA



Bristol-Myers Squibb
18 yrs



Sr. Vice President, Information Technology
2012 – 2016 · 4 yrs
Princeton, NJ

Responsible for IT system for Bristol-Myers Squibb.



Vice President, R&D Informatics
1998 – 2012 · 14 yrs
Princeton, NJ

Responsible for Information and related technologies in Research and Development



Various
Hoffmann-La Roche
1991 – 1998 · 7 yrs

Chemistry, Scientific management, and Information management for R&D organization.
Included international responsibility for staff in Switzerland.

Education

Harvard Medical School
post-Doc, Bioorganic chemistry
1988 – 1991

University of Alberta
Ph.D., Organic Chemistry
1983 – 1988

Eastern Mennonite University
B.A., Chemistry
1980 – 1983

Skills & Endorsements

Pharmaceutical Industry · 37

Endorsed by **Kostas Kidos and 5 others who are highly skilled at this**

Drug Development · 26

Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

Biotechnology · 22

Endorsed by **Sue Dubman, who is highly skilled at this**

Endorsed by **10 of Shawn's colleagues at Bristol-Myers Squibb**

Show more ⌄



